RECEIVED

2007 APR -9 P 1:49

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

07022465

April 2, 2007

SUPPL

Re: Investor AB – file no 82-34698

The enclosed information is being furnished pursuant to Rule 12g3-2(b).

Very truly yours,

Gunilla Swardh
Compliance Officer

PROCESSED
APR 12 2007
THOMSON
FINANCIAL

Enclosure

dlw 4/10

Investor AB
A Public Company
Registration No. 556013-8298

SE-103 32 Stockholm Sweden
Visiting address
Arsenalsgatan 8c

Tel +46 8 614 20 00
Fax +46 8 614 21 50
www.investorab.com

Press Release

Stockholm, March 30, 2007

Mölnlycke Health Care acquisition closed

Today, the acquisition of Mölnlycke Health Care (announced January 26) was closed and the company is now owned by Investor AB and Morgan Stanley Principal Investments, with a minority interest held by Mölnlycke Health Care´s management.

The necessary clearances from relevant competition authorities were received on March 28.

For further information:

Oscar Stege Unger, Acting Head of Corporate Communications and Head of Investor Relations: +46 8 614 20 59, +46 70 624 20 59

Our press releases can be accessed at www.investorab.com on the Internet.

Investor is the largest industrial holding company in the Nordic region. For almost a century, our business concept has been to generate attractive long-term returns by investing in companies with solid potential for value creation and applying our experience, knowledge and network to make them best-in-class. Investor is a leading shareholder in a number of multinational companies, including Ericsson, SEB and Atlas Copco. Investor also conducts private equity activities in the United States, Northern Europe and Asia.

END